P.E. 2/20/02

02016040

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
FEB 2 0 2002
080

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated February 20, 2002

PROCESSED
FEB 2 2 2002
THOMSON FINANCIAL

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

WJK

This Report on Form 6-K contains a press release issued by Statoil ASA on February 19, 2002, entitled "Statoil's Preliminary 2001 Accounts and Fourth Quarter 2001 Operating and Financial Review" and Statoil's unaudited 2001 results.

STATOIL'S PRELIMINARY 2001 ACCOUNTS AND FOURTH QUARTER 2001 OPERATING AND FINANCIAL REVIEW

Statoil's net income in 2001 was NOK 17.2 billion compared to NOK 16.2 billion in 2000. Average return on capital employed was 19.9% compared to 18.7% for 2000. Earnings per share was NOK 8.31 (USD 0.92) in 2001 compared with NOK 8.18 (USD 0.92) in 2000.

The result for 2001 includes after-tax gains of NOK 3.5 billion from divestments of operations and an after-tax write-down of NOK 1.4 billion on the LL652 oil field in Venezuela. Excluding these special items [1], earnings per share amounted to NOK 7.32 (0.81 USD) in 2001.

The 2001 result excluding special items is approximately NOK 1 billion lower than the result in 2000. Lower oil prices in NOK and weaker refining margins impacted net income negatively, to a large extent offset by increased oil production, higher gas prices averaged over the year and currency gains.

Total oil and gas production in 2001 was 1,007,000 boe per day compared to 1,003,000 boe per day in 2000. Proved reserves at the end of 2001 were 4,277 mmboe compared to 4,317 mmboe at the end of 2000. The reserve replacement based on proved reserves was 89% in 2001 compared to 47% in 2000. Average three year reserve replacement was 68%.

Statoil's finding and development cost was USD 4.6 per boe in 2001 compared to USD 11.8 per boe in 2000. Average three year finding and development cost was USD 9.1 per boe. The 2001 production cost was USD 2.9 per boe compared to USD 3.1 per boe in 2000.

Operating, selling, general and administrative costs and exploration expenses in 2001 have been reduced by NOK 1.4 billion compared with the cost level in 2000. Cost savings as per 2000 amounted to NOK 3 billion and the cost saving target of NOK 4 billion annual reduction for the period 1999-2001 has been reached. Restructuring of the portfolio has progressed according to plan.

"Our 2001 results are encouraging. Despite reduced prices and margins for many of our main products, the underlying results are sound. Our oil and gas production has developed well and cost reductions and restructuring were according to our 2001 plans. The results confirm that we are on schedule to reach our goals for performance and growth in 2004", comments CEO Olav Fjell.

Statoil's board of directors will propose to the annual general meeting a dividend of NOK 2.85 per share for 2001.

Net income for the 4th quarter of 2001 was NOK 2.6 billion. The result in the 4th quarter of 2001 includes an after-tax gain of NOK 0.9 billion from the divestment of Statoil's operations in Vietnam and an after tax write-down of NOK 1.4 billion on the LL652 oil field in Venezuela. Excluding these special items the net income was NOK 3.1 billion compared to NOK 4.7 billion in the corresponding quarter of 2000. Lower oil prices in NOK, lower gas prices, weaker results from parts of the downstream activities and currency losses impacted net income negatively, partly offset by increased oil production. Earnings per share were NOK 1.20 (USD 0.13) in the 4th quarter of 2001. Earnings per share excluding special items were NOK 1.43 (USD 0.16) in the 4th quarter of 2001.

The most important events in the 4th quarter were:

- **Oil production from the Girassol deepwater field off Angola started December 4, 2001.** Statoil has a 13.33% interest in the field.
- **Statoil's total oil and gas production of 1,091,000 boe per day on average in the 4th quarter was an all time high,** partly due to production starting from the Gullfaks satellites Phase 2 and the Huldra field.
- **The Norwegian government decided to reduce oil production from the Norwegian Continental shelf** by 150,000 bbl per day from January 1, 2002 until June 30, 2002.
- **The operations in Vietnam were sold.** This includes the development of the Lan Tay and Lan Do gas and condensate fields, a gas pipeline and a gas receiving station and interests in two exploration licenses, block 05.2 and block 05.3. The gain was NOK 1.3 billion before tax and NOK 0.9 billion after tax.
- **A write-down of NOK 2.0 billion of the LL652 oil field in Venezuela was made** (NOK 1.4 billion after tax). The write-down is mainly due to a slower-than-expected reservoir repressurization resulting in a reduction of the projected volumes of oil recoverable during the remaining contract period.

[1] Scecial items relates to a non-taxable gain of approximately NOK 1.4 billion related to the sale of non-core assets in the Grane, Njord, Jotun fields and a 12% interest in the Snøhvit field, a gain of NOK 1.6 billion before tax (NOK 1.2 billion after tax) related to the sale of the 4.76% interest in the Kashagan oil field discovery in the Caspian Sea, a gain of NOK 1.3 billion before tax (NOK 0.9 billion after tax) related to the sale of the operations in Vietnam and the write-down of NOK 2.0 billion on the LL 652 oil field in Venezuela (NOK 1.4 billion after tax).

US GAAP Income Statement Data (in millions, except share data)	4th quarter 2001 NOK	2000 NOK	% change	2001 USD (*)	Year ended December 31, 2001 NOK	2000 NOK	% change	2001 USD (*)
Total revenues	**62 196**	**66 971**	**(7.1%)**	**6 902**	**236 336**	**230 425**	**2.6%**	**26 225**
E&P Norway	6 871	14 089	(51.2%)	762	40 697	46 715	(12.9%)	4 516
International E&P	(1 202)	(205)	NA	(133)	1 291	773	67%	143
Natural Gas	2 453	3 082	(20.4%)	272	9 629	7 893	22%	1 069
Manufacturing & Marketing	1 244	1 408	(11.7%)	138	4 480	4 559	(1.7%)	497
Other	107	(24)	NA	12	57	51	11.8%	6
Income before financial items, income taxes and minority interest	**9 473**	**18 350**	**(48.4%)**	**1 051**	**56 154**	**59 991**	**(6.4%)**	**6 231**
Net financial items	(682)	385	NA	(76)	65	(2 898)	NA	7
Income before income taxes and minority interest	**8 791**	**18 735**	**(53.1%)**	**975**	**56 219**	**57 093**	**(1.5%)**	**6 238**
Income taxes	(6 078)	(13 764)	(55.8%)	(675)	(38 486)	(40 456)	(4.9%)	(4 271)
Minority interest	(108)	252	NA	(11)	(488)	(484)	0.8%	(54)
Net income	**2 605**	**4 719**	**(44.7%)**	**289**	**17 245**	**16 153**	**6.8%**	**1 913**
Earnings per share (NOK)	1.20	2.39	(49.8%)	**0.13**	8.31	8.18	1.6%	**0.92**
Earnings per share (NOK), adjusted for special items [2]	1.43	2.39	(40.2%)	**0.16**	7.32	8.18	(10.5%)	**0.81**
Weighted average number of ordinary shares outstanding	2,164,585,600	1,975,885,600			2 ,076,180,942	1,975,885,600		
Operational data								
Crude oil price (USD per barrel Brent blend)	19.4	29.7	(34.7%)		24.4	28.5	(14.4%)	
Norwegian NOK/ USD average daily exchange rate	8.90	9.26	(3.9%)		8.99	8.81	2.0%	
Crude oil price (NOK per barrel Brent blend)	172.8	274.7	(37.1%)		219.7	251.1	(12.5%)	
Gas price (NOK per scm) [3]	-	-			1.22	0.99	23.2%	
Refining margin, FCC (USD/ boe) [4]	2.3	5.3	(56.6%)		3.6	5.1	(29.4%)	
Oil lifting (mboed)	799	747	7.0%		755	733	3.0%	
Natural gas (mmcm / day) [5]	49.4	51.2	(3.5%)		40.3	40.1	0.5%	
Total oil and natural gas (lifting, mboed) [6]	1 109	1 069	3.7%		1 008	986	2.2%	
Total oil and natural gas production (mboed) [7]	1 091	1 069	2.1%		1 007	1 003	0.4%	
Proven reserves (mmboe) [8]	-	-			4 277	4 317	(0.9%)	
Reserve replacement (year) [9]	-	-			0.9	0.5	NA	
Reserve replacement (3 year average)	-	-			0.7	0.9	NA	
Production (lifting) cost (USD/ boe) [10]	-	-			2.9	3.1	(3.2%)	
Finding & development cost (year, USD/ boe) [11]	-	-			4.6	11.8	(59.3%)	
Finding & development cost (3-year average, USD/ boe)	-	-			9.1	8.2	0.7%	

* Solely for the convenience of the reader, all financial data for 2001 have been translated into US dollars at the rate NOK 9.012 to USD 1.00, the noon buying rate at Dec. 31, 2001. EPS per Dec. 31, 2000 has been translated into US dollars at the rate of NOK 8.85 to USD 1.00.

[2] Special items, amounting to pre-tax profit of NOK 2.3 billion, and post-tax profit of NOK 2.1 billion.

[3] scm means standard cubic meters.

[4] FCC: Fluid catalytic cracker. Boe means barrels-of-oil equivalent.

[5] Mmcm means million cubic meters.

[6] Deviation from produced volumes are due to periodic over- or underliftings. Oil volumes include condensate and NGS, but exclude royalty oil. Mboed means thousands barrels-of-oil equivalent per day.

[7] Oil volumes include condensate and NGS, but exclude royalty oil. Mboed means thousands barrels-of-oil equivalent per day.

[8] Mmboe means million barrels-of-oil equivalent.

[9] The reserve replacement is defined as the total additions to proved reserves, including acqusitions and disposals, divided by volumes produced.

[10] Production cost is calculated by taking operating cost relating to the production of oil and gas and dividing them by the total production (lifting) of petroleum in a given year. Boe means barrels-of-oil equivalent.

[11] Finding and development cost are calculated based on proved reserves estimated in accordance with the SEC definitions. Boe means barrels-of-oil equivalent.

US GAAP Income Statement Data (in millions)	4th quarter 2001 NOK	2000 NOK	% change	2001 USD (*)	Year ended December 31, 2001 NOK	2000 NOK	% change	2001 USD (*)
Revenues:								
Sales	60 614	67 084	(9.6%)	6 726	231 087	229 832	0.5%	25 642
Equity in net income of affiliates	33	(108)	NA	4	439	523	(16.1%)	49
Other income	1 549	(5)	NA	172	4 810	70	6771.4%	534
Total revenues	**62 196**	**66 971**	**(7.1%)**	**6 902**	**236 336**	**230 425**	**2.6%**	**26 225**
Expenses:								
Cost of goods sold	(36 681)	(34 271)	7.0%	(4 070)	(126 153)	(119 469)	5.6%	(13 998)
Operating expenses	(6 725)	(8 749)	(23.2%)	(746)	(29 547)	(28 883)	2.3%	(3 279)
Selling, general and administrative expenses	(1 067)	(872)	22.4%	(119)	(3 547)	(3 891)	(8.8%)	(394)
Depreciation, depletion and amortization	(7 036)	(3 769)	86.7%	(781)	(18 058)	(15 739)	14.7%	(2 004)
Exploration expenses	(1 214)	(960)	26.5%	(135)	(2 877)	(2 452)	17.3%	(319)
Total expenses before financial items	**(52 723)**	**(48 621)**	**8.4%**	**(5 851)**	**(180 182)**	**(170 434)**	**5.7%**	**(19 994)**
Income before financial items, income taxes and minority interest	**9 473**	**18 350**	**(48.4%)**	**1 051**	**56 154**	**59 991**	**(6.4%)**	**6 231**
Net financial items	(682)	385	NA	(76)	65	(2 898)	NA	7
Income before income taxes and minority interest	**8 791**	**18 735**	**(53.1%)**	**(975)**	**56 219**	**57 093**	**(1.5%)**	**6 238**
Income taxes	(6 078)	(13 764)	(55.8%)	(675)	(38 486)	(40 456)	(4.9%)	(4 271)
Minority interest	(108)	252	NA	(11)	(488)	(484)	0.8%	(54)
Net income	**2 605**	**4 719**	**(44.7%)**	**289**	**17 245**	**16 153**	**6.8%**	**1 913**
ROACE	**N/A**	**N/A**			**19.9%**	**18.7%**		
Cash flows provided by operating activities (billion)	**(0.8)**	**17.0**		**(0.1)**	**39.2**	**56.8**		**4.3**
Gross investments (billion) [12]	**5.5**	**3.4**		**0.7**	**17.4**	**18.7**		**2.0**
Net debt to capital -ratio	**N/A**	**N/A**			**39%**	**25%**		

[12] Investments including other investments and loans granted was NOK 22.0 billion in 2000 and NOK 20.2 billion in 2001.

Income before financial items, income taxes and minority interest was NOK 56.2 billion in 2001 compared to NOK 60.0 billion in 2000, a decrease of 6%. The decrease is mainly due to an approximately 13% decrease in oil prices in NOK, reduced refining margins and a NOK 2 billion write-down of the oil field LL652 in Venezuela. These effects have partly been offset by a 23% increase in gas prices, a 3% increase in lifted volumes of oil and NOK 4.3 billion pre-tax gains related to the sale of interests on the Norwegian continental shelf, the sale of interests in the oil field Kashagan in Kazakhstan and the sale of Statoil's operations in Vietnam.

Income before financial items, income taxes and minority interest was NOK 9.5 billion in the 4th quarter of 2001 compared to NOK 18.3 billion in the corresponding quarter of 2000. This reduction is mainly due to a 37% decrease in oil prices in NOK, a 4% reduction in the price of natural gas, the write-down of the LL652 oil field in Venezuela and weaker results from parts of the downstream operations. These effects have partly been offset by a 7% increase in lifted volumes of oil and the gain related to the sale of operations in Vietnam.

Net financial items for 2001 were NOK 0.1 billion, an improvement of NOK 3.0 billion compared to the result for 2000. The improvement was mainly due to change in unrealized currency losses on the debt position. The currency mix of the debt portfolio has changed during the year, from 80% to approximately 100% USD, which due to the timing resulted in additional unrealized currency gains. Net financial items shows a loss of NOK 0.7 billion in the 4th quarter of 2001 compared to a NOK 0.4 billion gain in the corresponding quarter in 2000. The change is manly related to unrealized currency losses on the debt position.

The exchange rate for NOK/USD was 8.85 at Dec. 31, 2000, 8.88 at Sept. 30, 2001 and 9.01 at Dec. 31, 2001.

Income taxes were NOK 38.5 billion, (effective tax rate of 68.5%), in 2001 compared to NOK 40.5 billion (effective tax rate of 70.9%) in 2000. Excluding special items the effective tax rate in 2001 was 70.9%.

In the 4th quarter income taxes were NOK 6.1 billion (effective tax rate of 69.1%), compared with NOK 13.8 billion (effective tax rate of 73.5%) in the corresponding quarter in 2000. Excluding special items, the effective tax rate in the 4th quarter of 2001 was 65.6%. The decrease from 2000 is mainly due to the fact that a relatively lower share of the profit related to upstream activity which is subject to the Norwegian petroleum tax system. In addition due to reduced taxable income, the relative value of the uplift increased compared to the 4th quarter of 2000.

Return on average capital employed (ROACE) was 19.9% in 2001. Adjusted for special items, ROACE was 17.6%. Adjusted both for the special items and based on an assumed average oil price of 16 USD(2000) per barrel and corresponding gas price, ROACE is calculated at 10.3%.

Cash flows provided by operating activities amounted to NOK 39.2 billion in 2001, compared with NOK 56.8 billion in 2000. The reduction is mainly due to change in taxes paid, tax related to the SDFI-transaction, and lower oil prices.

Working capital (current assets less current liabilities) was negative by NOK 9.5 billion as of December 31, 2001. Taking into consideration Statoil's established credit facilities, this is regarded as sufficient to meet present and future needs.

Cash flows used in investment activities declined from NOK 16.0 billion in 2000 to NOK 12.8 billion in 2001. Gross investments, defined as additions to property, plant and equipment and capitalized exploration spending, declined from NOK 18.7 billion in 2000 to NOK 17.4 billion in 2001. This decline in net cash flows used in investments is mainly due to lower gross investments, an increase in repayment of long-term loans granted and other long-term items and reduction in proceeds from sales of assets compared to 2000.

Cash flows used in financing activities amounted to NOK 31.5 billion in 2001, compared to NOK 35.2 billion in 2000. New long-term borrowing increased by NOK 8.4 billion compared to 2000, while repayment of long-term debt decreased by NOK 8.7 billion. An additional NOK 12.9 billion in proceeds was received from the issuance of new shares. The increased liquidity was mostly used in the cash settlement of the SDFI transaction.

Interest bearing debt. Gross interest bearing debt was NOK 41.8 billion as of Dec. 31, 2001, compared to NOK 37.0 billion as of Dec. 31, 2000. Net interest bearing debt increased in the 4th quarter of 2001 from NOK 24.3 billion (NOK 33.3 billion normalized for cash build-up prior to payment of taxes, due on Oct. 1, 2001) at the end of 3rd quarter to NOK 35.3 billion.

Net debt to capital ratio (defined as normalized net debt to capital employed) was 39% which was the same as of the 3rd quarter.

Exploration expenditure (including capitalized exploration expenditure) was NOK 2.7 billion in 2001 compared to NOK 3.4 billion in 2000. In the 4th quarter of 2001 the exploration expenditure was NOK 0.7 billion compared to NOK 1.1 billion in the corresponding quarter in 2000. A total of 27 exploration and appraisal wells were completed in 2001, of which 15 resulted in discoveries.

Statoil's proved reserves as of December 31, 2001 was 4,277 mmboe compared to 4,317 mmboe as of December 31, 2000, a reduction of 40 mmboe. New reserves of 409 mmboe were booked in 2001. Net sale of reserves were 85 mmboe. Produced reserves in 2001 were 364 mmboe. The reserve replacement based on proved reserves was 89% in 2001 compared to 47% in 2000. Three year average reserve replacement was 68%.

Statoil's cost reduction program. Statoil has realized NOK 1.4 billion in savings on operating, selling, general and administrative costs and exploration expenses in 2001 compared with the cost level in 2000. Cost savings as per 2000 amounted to NOK 3.0 billion and the cost saving target of NOK 4 billion annual reduction within the end of 2001 has been reached. Statoil will continue its efforts to further reduce the total operating, selling, general and administrative costs. Combined with the planned new fields being added to the portfolio, these further savings will contribute to reducing the operating costs from USD 2.9 per boe in 2001 to USD 2.8 per boe by 2004.

In June 2001 Statoil completed a initial public offering and was listed on the New York Stock Exchange and the Oslo Stock Exchange. Of the 394,417,002 ordinary shares sold in the global offering, 188,700,000 were offered by Statoil and 205,717,002 were offered by the Norwegian State.

The transfer of oil and gas assets between the Norwegian state and Statoil was completed on June 1, 2001 with a valuation date of January 1, 2001, except for Statoil's sale of a 35% interest in the Mongstad terminal, which had a valuation date of June 1, 2001. The transaction resulted in a net balancing payment from Statoil to the Norwegian state of NOK 38.6 billion plus interest and currency fluctuation effects of NOK 2.2 billion.

The ongoing portfolio restructuring reduced the capital employed in 2001 by NOK 4.7 billion. Total reduction in capital employed due to restructuring from 1998 to 2001 is NOK 17.8 billion corresponding to a 20.5% reduction in capital employed. The target of a 20-25% reduction in capital employed has been reached. The restructuring of the now wholly-owned subsidiary Navion will continue.

Through the ongoing restructuring of operations on the Norwegian continental shelf, Statoil realized a non-taxable gain of approximately NOK 1.4 billion related to the sale of non-core assets in the Grane, Njord, Jotun fields and a 12% interest in the Snøhvit field.

Statoil sold its 15% interest in the Malaysian Refining Company, to the two other shareholders, Petronas and Conoco Asia. The accounting effects from the sale were immaterial.

Statoil sold its 4.76% interest in the Kashagan oil field discovery in the Caspian Sea to TotalFinaElf and realized a pre-tax profit of NOK 1.6 billion (NOK 1.2 billion post tax).

Statoil sold its operations in Vietnam. This included the Lan Tay and Lan Do gas and condensate fields (Statoil's share 13.33%), a gas pipeline and a gas receiving station (Statoil's share 16.33%) and interests in two exploration licenses, block 05.2 (Statoil's share 33.33%) and block 05.3 (Statoil's share 50%). From the sale Statoil realized a pre-tax profit of NOK 1.3 billion (NOK 0.9 billion after tax).

As part of the restructuring of Statoil's ownership in Navion, Statoil acquired the Rasmussen group's 20% equity interest in the company. Navion has sold its interests in the production ships *Navion Munin* and *Berge Hugin* to Bluewater. The sale resulted in a small gain.

Health, safety and the environment. Two fatalitieswere suffered by contractors working for Statoil and Navion in 2001. A fatal accident occurred in connection with anchor-handling on the Heidrun field, while another occurred at Statoil's subsidiary Navion in an accident on the chartered tanker "*Tromsø Fidelity*". Both accidents have been investigated and mitigations are implemented.

Overall, Statoil had a positive development in 2001 related to injuries compared to 2000. Total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) decreased to 6.7 in 2001 compared to 10.1 in 2000. The number of recordable injuries was 461 in 2001 compared to 732 in 2000.

The number of serious incidents was reduced from 310 to 287 in 2001. The serious incident frequency (the number of undesirable events with a high loss potential per million working hours), decreased from 4.3 in 2000 to 4.1 in 2001.

There were 414 unintentional oil spills in 2001 compared to 431 spills in 2000. In volume terms, spills totalled 246 cubic meters as against 120 in 2000. Included is Mongstad's oil spill in June 2001 where 65 cubic meters of light product leaked out, but most of the spillage was recovered.

E&P NORWAY

Income Statement Data (in millions)	*4th quarter* *2001* *NOK*	*2000* *NOK*	*Year ended December 31,* *2001* *NOK*	*2000* *NOK*
Total revenues	14 169	20 932	65 655	71 135
Expenses:				
Operating, general and administrative expenses	(2 726)	(3 933)	(11 145)	(11 885)
Depreciation, depletion and amortization	(3 822)	(2 417)	(11 805)	(11 225)
Exploration expenses	(750)	(493)	(2 008)	(1 310)
Income before financial items, income taxes and minority interest	**6 871**	**14 089**	**40 697**	**46 715**
Total liftings;				
Oil (mboed)	743	694	697	676
Natural gas (mmcm per day)	48.4	49.7	39.1	38.6
Total oil and natural gas (mboed)	1 048	1 007	943	919

Income before financial items, income taxes, and minority interest was NOK 40.7 billion in 2001. Excluding special items related to the sale of Njord, Grane, Jotun and a 12% interest in the Snøhvit field, the profit was NOK 39.3 billion, compared to NOK 46.7 billion in 2000. This was primarily due to lower oil prices in NOK, increased depreciations due to higher production and new fields coming on-stream and increased exploration costs. The decline in profit has partly been offset by a higher transfer price of gas paid by Natural Gas, increased lifting of crude oil, increased sale of natural gas and reduced operating costs. The cost reduction was mainly due to reduced cost of goods due to stock adjustments and reduced provisions for future removal of field installations due high provisions in 2000 related to updated removal cost estimates. This was partly offset by an increase in operating costs due to new fields coming on-stream and an increase in preparation for operation activities.

Income before financial items, income taxes, and minority interest amounted to NOK 6.9 billion in the 4th quarter of 2001 compared to NOK 14.1 billion in the corresponding period of 2000. The decline in profit was primarily due to lower oil prices in NOK, increased exploration spending and increased depreciation as a result of higher production and new fields coming on-stream. The decline was partly offset by increased lifting of crude oil and higher transfer price of gas paid by Natural Gas in addition to reduced operating costs. Reduced operating costs are mainly due to reduced provisions for future removal due to high provisions in the 4th quarter of 2000 related to updated cost estimates for future removal and reduced operating costs mainly due to the sold interests in the fields on the Norwegian continental shelf. This was partly offset by an increase in operating costs related to new fields coming on-stream, an increase in preparation for operation activities and increased costs related to the repair activities on Åsgard.

Exploration expenditure (including capitalized exploration expenditure) was NOK 2.0 billion in 2001 compared to NOK 1.7 billion in 2000. In the 4th quarter of 2001, the exploration expenditure was NOK 0.4 billion compared to NOK 0.6 billion in the corresponding quarter in 2000. A total of eighteen exploration and appraisal wells were completed in 2001, of which twelve resulted in discoveries. Indications of hydrocarbons were found in an additional two wells. Statoil operated ten of the wells.

Average daily lifting of oil increased from 676,000 bbl per day in 2000 to 697,000 bbl per day in 2001. The declining production from Statoil's mature fields and sale of interests on the Norwegian continental shelf has almost been offset by increased production from the new fields, Åsgard, Sygna, Glitne, Oseberg satellites, Snorre Nord and Troll Oil.

Average daily lifting of oil was 743,000 bbl per day in the 4th quarter of 2001, a 7% increase from the 4th quarter of 2000. The shut-down of production on the Åsgard B platform due to leakages in the joints on subsea flowlines from the production wells to the platform reduced production in the 4th quarter by approximately 16,000 bbl per day. Production resumed on January 1, 2002.

Average daily gas sales increased from 38.6 mmcm in 2000 to 39.1 mmcm in 2001. In the 4th quarter the average daily gas sales was 48.4 mmcm compared to 49.7 mmcm in the corresponding period of 2000.

Proved reserves as of December 31, 2001 was 3,664 mmboe compared to 3,787 mmboe as of December 31, 2000. The reserve replacement was 64% in 2001. Three year average reserve replacement was 77%.

The Norwegian government decided to reduce crude oil production from the Norwegian Continental shelf by 150,000 bbl per day from January 1 until June 30, 2002.

INTERNATIONAL E&P

Income Statement Data (in millions)	4th quarter 2001 NOK	4th quarter 2000 NOK	Year ended December 31, 2001 NOK	Year ended December 31, 2000 NOK
Total revenues	2 333	1 470	7 693	9 027
Expenses:				
Operating, general and administrative expenses	(677)	(602)	(2 165)	(5 409)
Depreciation, depletion and amortization	(2 393)	(607)	(3 371)	(1 704)
Exploration expenses	(465)	(466)	(866)	(1 141)
Income (loss) before financial items, income taxes and minority interest	**(1 202)**	**(205)**	**1 291**	**773**
Total liftings;				
Oil (mboed)	55	52	58	57
Natural gas (mmcm per day)	1.0	1.5	1.2	1.5
Total oil and natural gas (mboed)	62	62	65	67

Income before financial items, income taxes and minority interest for International E&P was NOK 1.3 billion in 2001 compared with NOK 0.8 billion in 2000. The increase is mainly related to the NOK 2.9 billion gain on the sale of Statoil's share in the Kashagan field in Kazakhstan, and the sale of Statoil's interests in Vietnam partly offset by the NOK 2.0 billion write-down of the LL652 oil field in Venezuela. Excluding these items, the operating profit was NOK 0.4 billion in 2001. Lower oil prices was the main reason for the decline in the operating profit. This was partly offset by a reduction in operating costs, reduced depreciation and reduced exploration costs.

Income (loss) before financial items, income taxes and minority interest declined to a loss of NOK 1.2 billion in the 4th quarter of 2001, compared to a loss of NOK 0.2 billion in the corresponding quarter of 2000. Excluding the sale of the Vietnam assets and the write-down of the LL652 oil field in Venezuela, the operating loss was NOK 0.5 billion in the 4th quarter of 2001. The decline in the 2001 profit is mainly due to lower oil prices compared to the corresponding quarter of 2000.

Total revenues have declined by NOK 1.3 billion in 2001. The main reasons are the slightly lower lifting of gas and lower oil prices in 2001 totalling about NOK 0.9 billion. In 2000, Statoil Energy Inc. was included with NOK 3.3 billion in sales revenues. The sales gains in Kazakhstan and Vietnam have partly offset this reduction by NOK 2.9 billion.

Cost of goods sold has declined in 2001 compared to 2000 mainly due to the Statoil Energy contribution in 2000. The 2000 cost of goods sold amounted approximately to the same as the Statoil Energy Inc. sales revenues.

Depreciation, depletion and amortization in the 2001 figures includes the NOK 2.0 billion write-down of the LL652 oil field in Venezuela.

Exploration expenditure (including capitalized exploration expenditure) was NOK 0.7 billion in 2001 compared to NOK 1.8 billion in 2000. The exploration expenditure was NOK 0.2 billion in the 4th quarter of 2001 compared to NOK 0.4 billion in the 4th quarter of 2000. The decline in expenditure is a consequence of the reduced exploration activity in 2001. As a result of the dry Jupiter well in block 31 in Angola, 50% of the signature bonus was expensed in the 4th quarter of 2001. In total, nine exploration and appraisal wells were completed in 2001. Of these wells three resulted in discoveries.

In 2001, **average daily lifting of oil** was 57,800 bbl per day compared to 57,100 bbl per day in 2000. Start-up of early production from the Sincor field in Venezuela, increased production from the early oil phase on the Azeri-Chiraq-Gunashli field in Azerbaijan and production start-up of Girassol in Angola offset the reduction for fields on decline which are the Siri field in Denmark and the Lufeng field in China. Average daily lifting of oil increased from 52,300 bbl per day in the 4th quarter of 2000 to 55,300 bbl per day in the 4th quarter of 2001.

Average daily gas sales for 2001 amounted to 1.2 mmcm compared to 1.5 mmcm in 2000. Average daily gas sales in the 4th quarter of 2001 amounted to 1.0 mmcm compared with 1.5 mmcm in the 4th quarter of 2000. The reduction is due to the Jupiter field in the UK declining and a shut-down of three Jupiter production wells. Gas production resumed from one of the wells in the 4th quarter of 2001, and one additional well came back on stream early in 2002. Resuming production from the third well is dependent on the development of the production capacity from the existing wells.

Proved reserves increased in 2001 by 82 mmboe, from 530 to 612 mmboe. The change reflects mainly increases in Angola, Ireland and Azerbaijan. The proved reserves represent 14% of Statoil's total proved reserves.

Oil production from the deepwater field Girassol off Angola started on December 4, 2001. Statoil has a 13.33% interest in the field which is operated by TotalFinaElf.

The operations in Vietnam were sold. The gain was NOK 1.3 billion before tax and NOK 0.9 billion after tax.

A write-down of NOK 2.0 billion on the LL 652 oil field in Venezuela was taken (NOK 1.4 billion after tax). The write-down is mainly due to a slower-than-expected reservoir repressurization resulting in a reduction in the projected volumes of oil recoverable during the remaining contract period of operations.

NATURAL GAS

Income Statement Data (in millions)	4th quarter 2001 NOK	4th quarter 2000 NOK	Year ended December 31, 2001 NOK	Year ended December 31, 2000 NOK
Total revenues	6 300	7 282	23 468	20 624
Expenses:				
Cost of goods sold	(2 579)	(2 765)	(8 308)	(7 549)
Operating, selling and administrative expenses textaccounts	(1 126)	(1 227)	(4 867)	(4 452)
Depreciation, depletion and amortization	(142)	(208)	(664)	(730)
Income before financial items, income taxes and minority interest	**2 453**	**3 082**	**9 629**	**7 893**
Gas price (NOK per scm)	-	-	1.22	0.99
Gas sales (bcm)	4.7	4.6	14.7	14.1
Regularity at delivery point (%)	100.0%	100.0%	99.8%	100.0%

Income before financial items, income taxes and minority interest was NOK 9.6 billion in 2001 compared to NOK 7.9 billion in 2000. Gas sales increased from 14.1 bcm in 2000 to 14.7 bcm in 2001 (14.2 bcm own produced gas). Gas prices in 2001 were on average 23% higher than in 2000, and the price increase is the main reason for the increased income. Revenue also increased due to new gas deliveries to the Kårstø processing plant from the Åsgard-, Draugen-, Heidrun- and Norne-fields. This has partly been offset by increased purchase costs due to higher transfer prices paid to E&P Norway, as well as increased transportation cost due to increased sales volumes. In addition, the contribution from Statpipe declined as a consequence of Statoil's interest being reduced from 58.25% to 25% as of June 1, 2001, as part of the SDFI transaction.

Income before financial items, income taxes and minority interest was NOK 2.5 billion in the 4th quarter of 2001 compared to NOK 3.1 billion in the 4th quarter of 2000. The main reason for reduced operating income is a lower gas price and a lower contribution from Statpipe as a consequence of Statoil's reduced ownership interest. This has partly been offset by reduced transport tariffs due to a small decline in cost per transported unit. Gas sales, including third parties, totaled 4.7 bcm in the 4th quarter of 2001 compared to 4.6 bcm in the same period of 2000.

Price revisions. Among the contracts up for potential price revision, some were triggered at the agreed time on the October 1, 2001. For the remaining contracts, covering the majority of the portfolio in question, the parties mutually agreed to defer the deadline to 2002. Any revisions of prices will be retroactively applied from October 1, 2001.

As a consequence of the shut-down on Åsgard and the delays on Huldra, back-up arrangements have been entered into with other fields on the Norwegian continental shelf. In addition, built-in flexibility in the transportation system has been used to assure fulfillment of contractual obligations. Statoil has thus been able to deliver all contracted volumes to its customers.

Cold December caused record offtake in gas sales. The extremely cold weather in central and southern Europe in December caused gas demand to peak. As a consequence 4th quarter gas sales totaled 4.7 bcm. In December alone gas sales amounted to 2 bcm.

Dublin Bay Power Plant started testing operations from January 21, 2002. The power plant which is located in Dublin will produce electricity for sale to the Irish market. Statoil holds a 30% share. At full production levels the plant will deliver 400 megawatts which represents 10% of the total Irish power demand. Total investments are approximately NOK 2 billion, of which Statoil's share is NOK 0.55 billion.

MANUFACTURING AND MARKETING

Income Statement Data (in millions)	4th quarter 2001 NOK	2000 NOK	Year ended December 31, 2001 NOK	2000 NOK
Total revenues	53 660	58 210	203 387	201 585
Expenses:				
Cost of goods sold	(47 867)	(52 059)	(180 732)	(179 889)
Operating, selling and administrative expenses	(3 985)	(4 300)	(16 320)	(15 403)
Depreciation, depletion and amortization	(564)	(443)	(1 855)	(1 734)
Income before financial items, income taxes and minority interest	**1 244**	**1 408**	**4 480**	**4 559**
FCC margin (USD/ bbl)	2.3	5.3	3.6	5.1
Methanol price (EUR/ ton)	111	230	183	170
Petrochemical margin (EUR/ ton)	110	145	130	160

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in 2001 was NOK 4.5 billion, slightly lower than in 2001. In the 4th quarter income before financial items, income taxes and minority interest came to NOK 1.2 billion, a 12% decrease compared to the corresponding quarter of 2000.

Lower refining margins in 2001 was the main reason for a reduction in profit of NOK 1.1 billion compared to 2000 for the refining division. Average refining margin (FCC margin) was 30% lower, equalling USD 1.5 per barrel, from 2000 to 2001. Lower refining margins were also the main reason behind a NOK 0.4 billion decrease in profit for the refining division in the 4th quarter of 2001 compared to the corresponding period of 2000. An unplanned shut-down at the Mongstad refinery also contributed negatively to the result. Refinery margins are expected to remain low in the near future.

In **oil trading**, profits in 2001 rose by NOK 1.1 billion compared to 2000. The good result is mainly due to good performance in a volatile market with declining prices and improved risk management within trading. The profit for the 4th quarter of 2001 increased by NOK 0.8 billion compared with the corresponding period of 2000.

Statoil's long term oil stocks are mainly valued according to the LIFO-principle, and the fall in oil prices has not affected the values of this stock in 2001.

The **retail marketing** profit increased by NOK 0.7 billion in 2001 compared to 2000. This increase is mainly due to improved margins, cost reductions as well as a small gain on the sale of an office building in Denmark. The profit for the 4th quarter of 2001 was on the same level as the corresponding period of 2000.

Methanol results for 2001 increased by NOK 0.2 billion compared to 2000. Average realized price on methanol was about 8% higher than in 2000. The price, however, decreased during the final quarter whereas the price in the 4th quarter of 2000 was very high. This is the main reason why the 4th quarter profit declined NOK 0.2 compared to the 4th quarter of 2000. The methanol price is expected to stay low in the near future.

Borealis's profit for 2001 is slightly negative, and NOK 0.4 billion lower than 2000. Borealis contributed negatively also in the 4th quarter, but slightly on the positive side compared to same period in 2000. The decrease is mainly due to a reduction in margins in the range of 30 EUR/ton, approximately 18%, as a consequence of reduced demand. Three new petrochemical facilities were established in Abu Dhabi. The plants were built by Borouge, in which Borealis has a 40% interest, and Abu Dhabi National Oil Company. The products will mainly be marketed in Asia. Petrochemical margins are expected to remain low in the near future.

Navion's profit in 2001 decreased by NOK 0.6 billion compared to 2000. In the 4th quarter, the profit decreased by NOK 0.5 billion compared to the 4th quarter of 2000, mainly due to lower shipping rates and lower capacity utilization of the offshore loading fleet. As part of the restructuring of Statoil's ownership in Navion, Statoil acquired the Rasmussen group's 20% equity interest in the company.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's production forecasts, targets and margins; performance and growth targets; operating costs for 2004; and expected exploration and development activities or expenditures, are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners ; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's Registration Statement on Form F-1 filed with the US Securities and Exchange Commission.

Financial statements

CONSOLIDATED STATEMENTS OF INCOME USGAAP

(in NOK million, except share data)	For the three months ended December 31, 2001 (unaudited)	2000 (unaudited)	For the year ended December 31, 2001 (unaudited)	2000 (note 1)
REVENUES				
Sales	**60 614**	67 084	**231 087**	229 832
Equity in net income/(loss) of affiliates	**33**	(108)	**439**	523
Other income	**1 549**	(5)	**4 810**	70
Total revenues	**62 196**	66 971	**236 336**	230 425
EXPENSES				
Cost of goods sold	**(36 681)**	(34 271)	**(126 153)**	(119 469)
Operating expenses	**(6 725)**	(8 749)	**(29 547)**	(28 883)
Selling, general and administrative expenses	**(1 067)**	(872)	**(3 547)**	(3 891)
Depreciation, depletion and amortization	**(7 036)**	(3 769)	**(18 058)**	(15 739)
Exploration expenses	**(1 214)**	(960)	**(2 877)**	(2 452)
Total expenses before financial items	**(52 723)**	(48 621)	**(180 182)**	(170 434)
Income before financial items, income taxes and minority interest	**9 473**	18 350	**56 154**	59 991
Net financial items	**(682)**	385	**65**	(2 898)
Income before income taxes and minority interest	**8 791**	18 735	**56 219**	57 093
Income taxes	**(6 078)**	(13 764)	**(38 486)**	(40 456)
Minority interest	**(108)**	(252)	**(488)**	(484)
Net income	**2 605**	4 719	**17 245**	16 153
Net income per ordinary share	**1.20**	2.39	**8.31**	8.18
Weighted average number of ordinary shares outstanding	2 164 585 600	1 975 885 600	2 076 180 942	1 975 885 600

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(In NOK million)	*At December 31, 2001 (unaudited)*	*At December 31, 2000 (note 1)*
ASSETS		
Cash and cash equivalents	**4 395**	9 745
Short-term investments	**2 063**	3 857
Cash, cash equivalents and short-term investments	**6 458**	13 602
Accounts receivable	**26 208**	29 871
Accounts receivable - related parties	**1 531**	2 177
Inventories	**5 276**	4 226
Prepaid expenses and other current assets	**9 184**	5 447
Total current assets	**48 657**	55 323
Investments in affiliates	**9 951**	10 214
Long-term receivables	**7 166**	8 165
Net property, plant and equipment	**126 500**	132 278
Other assets	**7 421**	7 669
TOTAL ASSETS	**199 695**	213 649

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

(in NOK million, except share data)	*At December 31, 2001 (unaudited)*	*At December 31, 2000 (note 1)*
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term debt	**6 613**	2 785
Accounts payable	**10 970**	15 266
Accounts payable - related parties	**10 164**	11 454
Accrued liabilities	**13 831**	11 228
Income taxes payable	**16 618**	14 877
Total current liabilities	**58 196**	55 610
Long-term debt	**35 182**	34 197
Deferred income taxes	**42 354**	43 331
Other liabilities	**10 693**	10 205
Total liabilities	**146 425**	143 343
Minority interest	**1 496**	2 480
Common stock (NOK 2.50 nominal value),		
2,189,585,600 and 1,975,885,600 shares authorized and issued	**5 474**	4 940
Treasury shares - 25,000,000 shares	**(63)**	0
Additional paid-in-capital	**37 728**	45 628
Retained earnings	**6 682**	14 768
Accumulated other comprehensive income	**1 953**	2 490
Total shareholders' equity	**51 774**	67 826
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**199 695**	213 649

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(In NOK million)	*For the year ended December 31, 2001 (unaudited)*	*For the year ended December 31, 2000 (note 1)*
OPERATING ACTIVITIES		
Consolidated net income	**17 245**	16 153
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Minority interest in income	**488**	484
Depreciation, depletion and amortization	**18 058**	15 739
Exploration costs written off	**935**	410
Losses on foreign currency transactions	**180**	1 643
Deferred taxes	**848**	1 222
Income taxes of transferred SDFI properties	**5 952**	14 109
(Gains)/losses on sales of assets and other items	**(4 990)**	637
Changes in working capital (other than cash)		
• (Increase) decrease in inventories	**(1 050)**	132
• (Increase) decrease in accounts receivables	**4 522**	(1 199)
• Decrease in other receivables	**(1 543)**	(291)
• (Increase) decrease in short-term investments	**1 794**	(254)
• Decrease in accounts payable	**(3 852)**	(3 146)
• Increase (decrease) in other payables	**(1 629)**	9 427
Increase in other non-current obligations	**2 215**	1 686
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	39 173	56 752
INVESTING ACTIVITIES		
Additions to property, plant and equipment	**(16 649)**	(17 292)
Exploration expenditures capitalized	**(765)**	(1 379)
Investments and loans granted	**(2 828)**	(3 343)
Repayment of long-term loans granted and other long-term items	**2 289**	0
Proceeds from sales of assets	**5 115**	6 000
CASH FLOWS USED IN INVESTING ACTIVITIES	**(12 838)**	(16 014)

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

(in NOK million)	For the year ended December 31, 2001 (unaudited)	For the year ended December 31, 2000 (note 1)
FINANCING ACTIVITIES		
New long-term borrowings	**9 609**	1 191
Repayment of long-term borrowings	**(4 548)**	(13 258)
Distribution to minority shareholders	**(1 878)**	0
Ordinary dividend paid	**(5 668)**	(1 702)
Amounts paid to shareholder, related to SDFI properties	**(49 747)**	(19 661)
Capital contribution related to SDFI properties	**8 460**	0
Net proceeds from issuance of new shares	**12 890**	0
Net short-term borrowings, bank overdrafts and other	**(588)**	(1 730)
CASH FLOWS USED IN FINANCING ACTIVITIES	**(31 470)**	(35 160)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5 135)**	5 578
Effect of exchange rate changes on cash and cash equivalents	**(215)**	106
Cash and cash equivalents at beginning of year	**9 745**	4 061
CASH AND CASH EQUIVALENTS AT END OF YEAR	**4 395**	9 745

See notes to the consolidated financial statements

1. BASIS OF PRESENTATION AND ACCOUNTING POLICY

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2000 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2000. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain SDFI properties with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil.

Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. As such, the contribution of properties is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in the first half of 2002.

The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such all purchases and sales of SDFI oil production are recorded as cost of goods sold and sales, respectively, whereas before, the net result of any trading activity was included in sales.

2. OTHER INCOME

Other income in the fourth quarter of 2001 consist primarily of a NOK 1.3 billion gain on the sale of the Company's activities in Vietnam, which is subject to 28% income tax.

3. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement requires Statoil to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. As a result of the adoption of Statement No. 133 on January 1, 2001 Statoil recorded during the first quarter ended March 31, 2001 a NOK 2 million net expense in Net financial items in the Consolidated Statement of Income due to the immateriality of the transition adjustment. No transition adjustment was required to be recorded in Other comprehensive income related to cash flow hedges.

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by the Statement, and enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by the Statement or is not applied by Statoil. For further explanation of the accounting policies for derivative instruments and hedging activity, please refer to the first quarter ended March 31, 2001 Financial Statements.

Cash Flow Hedges

Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of oil and refined petroleum products over a period not exceeding 12 months and cash flows related to interest payments over a period not exceeding 37 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended December 31, 2001. The net change in Other comprehensive income associated with the current period hedging transactions was immaterial, and the net amount reclassified into earnings during the quarter was NOK 29 million (after tax). At December 31, 2001, the net deferred hedging gain in Accumulated other comprehensive income was NOK 3 million (after tax).

The gain component of a derivative instrument excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended December 31, 2001 was NOK 101 million (pre-tax). This item relates to time value of options utilized to hedge certain crude production volumes, and was recorded as sale in Exploration and Production-Norway in the Consolidated Statement of Income. The corresponding year to date amount is a gain of NOK 136 million (pre-tax).

Fair Value Hedges

Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities and some inventories of crude oil. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended December 31, 2001. The net loss recognized in earnings in Net financial items during the quarter for ineffectiveness of fair value hedges was immaterial.

4. SEGMENT AND GEOGRAPHIC INFORMATION

Statoil operates in four segments — Exploration and Production - Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies. Statoil evaluates performance and allocates resources based on segment net income, which is, net income before financial items and minority interest.

Segment data for the three months ended Desember 31, 2001 and 2000 and the twelve months ended December 31, 2001 and 2000 is presented below:

(in NOK million)	*Revenues*	*Income before financial items, income taxes and minority interest*	*Segment income taxes*	*Segment net income*
Three months ended December 31, 2001				
Third party	550			
Inter-segment	13 619			
Exploration and Production , Norway	14 169	6 871	5 087	1 784
Third party	2 132			
Inter-segment	201			
International Exploration and Production	2 333	(1 202)	(361)	(841)
Third party	6 274			
Inter-segment	26			
Natural Gas	6 300	2 453	1 500	953
Third party	52 978			
Inter-segment	682			
Manufacturing and Marketing	53 660	1 244	349	895
Third party	262			
Inter-segment elimination	(14 528)			
Other	(14 266)	107	18	89
Total	62 196	9 473	6 593	2 880

(in NOK million)	Revenues	Income before financial items, income taxes and minority interest	Segment income taxes	Segment net income
Three months ended December 31, 2000				
Third party	548			
Inter-segment	20 384			
Exploration and Production , Norway	20 932	14 089	10 671	3 418
Third party	949			
Inter-segment	521			
International Exploration and Production	1 470	(205)	(64)	(141)
Third party	7 353			
Inter-segment	(71)			
Natural Gas	7 282	3 082	2 280	802
Third party	57 967			
Inter-segment	243			
Manufacturing and Marketing	58 210	1 408	393	1 015
Third party	154			
Inter-segment elimination	(21 077)			
Other	(20 923)	(24)	(19)	(5)
Total	66 971	18 350	13 261	5 089
Year ended December 31, 2001				
Third party	3 742			
Inter-segment	61 913			
Exploration and Production , Norway	65 655	40 697	29 589	11 108
Third party	5 926			
Inter-segment	1 767			
International Exploration and Production	7 693	1 291	387	904
Third party	23 432			
Inter-segment	36			
Natural Gas	23 468	9 629	6 919	2 710
Third party	202 451			
Inter-segment	936			
Manufacturing and Marketing	203 387	4 480	1 305	3 175
Third party	785			
Inter-segment elimination	(64 652)			
Other	(63 867)	57	18	39
Total	236 336	56 154	38 218	17 936

(in NOK million)	Revenues	Income before financial items, income taxes and minority interest	Segment income taxes	Segment net income
Year ended December 31, 2000				
Third party	1 525			
Inter-segment	69 610			
Exploration and Production , Norway	71 135	46 715	35 054	11 661
Third party	6 275			
Inter-segment	2 752			
International Exploration and Production	9 027	773	242	531
Third party	20 616			
Inter-segment	8			
Natural Gas	20 624	7 893	5 584	2 309
Third party	201 172			
Inter-segment	413			
Manufacturing and Marketing	201 585	4 559	1 271	3 288
Third party	837			
Inter-segment elimination	(72 783)			
Other	(71 946)	51	0	51
Total	230 425	59 991	42 151	17 840

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended December 31, 2001	2000	For the year ended December 31, 2001	2000
Segment net income	2 880	5 089	17 936	17 840
Net financial items	(682)	385	65	(2 898)
Tax on financial items and other tax adjustments	515	(503)	(268)	1 695
Minority interest	(108)	(252)	(488)	(484)
Net income	2 605	4 719	17 245	16 153
Segment income taxes	6 593	13 261	38 218	42 151
Tax on financial items and other tax adjustments	(515)	503	268	(1 695)
Income taxes	6 078	13 764	38 486	40 456

5. INVENTORIES

The lower of cost or market test is measured, and the results are recognized separately, on a country-by-country basis, and any resulting write-downs to market, if required, are recorded as permanent adjustments to the cost of inventories. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

(in NOK million)	*At December 31,* 2001	2000
Inventories		
Crude oil	2 919	2 143
Petroleum products	2 567	2 928
Other	593	498
Total — inventories valued on a FIFO basis	6 079	5 569
Excess of current cost over LIFO value	(803)	(1 343)
Total	5 276	4 226

6. SHAREHOLDERS' EQUITY

For the twelve months ended December 31, 2001 there have been the following changes in Shareholders' Equity:

(in NOK million)	*Total shareholders' equity*
As per December 31, 2000	**67 826**
Net income for the three months ended March 31, 2001	4 328
Other comprehensive income	(253)
Capital contribution related to SDFI properties	3 744
Dividend related to SDFI properties	(5 261)
As per March 31, 2001	70 384
Net income for the three months ended June 30, 2001	6 235
Other comprehensive income	(221)
Issuance of shares	12 882
Payment for the SDFI assets (1)	(38 840)
Book value of properties transferred to the State	(1 471)
Net capital contribution related to SDFI properties (2)	1 517
Ordinary dividend	(5 668)
As per June 30, 2001	44 818
Net income for the three months ended September 30, 2001	4 077
Other comprehensive income	(103)
As per September 30, 2001	48 792
Net income for the three months ended December 31, 2001	2 605
Other comprehensive income	40
Issuance of shares (final settlement)	8
Adjustments related to the SDFI settlement	329
As per December 31, 2001	**51 774**

(1) Equals cash paid to the Norwegian State for the SDFI properties, adjusted for working capital, plus interest net of tax.

(2) Equals cash flows, net of tax, from SDFI properties for the first quarter which were contributed back to Statoil.

The following sets forth Statoil's Comprehensive Income for the periods shown:

(in NOK million)	*For the three months ended December 31,* 2001	2000	*For the year ended December 31,* 2001	2000
Net income	2 605	4 719	17 245	16 153
Foreign currency translation adjustment	67	243	(539)	1 062
Derivatives designated as cash flow hedges	(27)	0	2	0
Comprehensive income	2 645	4 962	16 708	17 215

7. **FINANCIAL ITEMS**

The amount is analyzed as follows:

(in NOK million)	*For the three months ended December 31,* 2001	2000	*For the year ended December 31,* 2001	2000
Interest and other financial income	440	951	2 125	2 508
Currency exchange adjustments, net	(318)	586	912	(3 389)
Interest and other financial expenses	(998)	(901)	(2 713)	(2 035)
Realized and unrealized gain/(loss) on securities, net	194	(251)	(259)	18
Net financial items	(682)	385	65	(2 898)

8. **RESTRUCTURING AND OTHER CHARGES**

In 1999, Statoil made the decision to restructure its US upstream, natural gas trading, and electric power generation operations. In conjunction with this, Statoil established a restructuring provision of NOK 1,400 million primarily for asset write-downs, future lease costs, facilities closure costs and separation costs for approximately 180 employees. The amounts remaining in the provision at December 31, 2000 and December 31, 2001 were NOK 224 million and NOK 144 million respectively. The balance at December 31, 2001 relates primarily to future lease costs, credit risk associated with assets sold, and legal costs expected to be settled in 2002. These charges are classified as "Operating expenses" and relate to the International Exploration and Production segment of Statoil.

Also, during 1999, Statoil recorded NOK 500 million for employee termination benefits for a company-wide staff reduction program affecting approximately 800 employees. Statoil is reimbursed for a part of the total restructuring costs from other partners in applicable upstream operations. Based on actual charges incurred, Statoil reversed approximately NOK 150 million of the accrual in 2000. In 2000, Statoil recorded an additional NOK 150 million for similar employee termination benefits for the 1999 program which reduced the size of the staff by approximately 250 employees. The staff reductions programs affected primarily Norwegian-based employees and was implemented in many of Statoil's operating segments across several business functions. For the twelve months ended December 31, 2000 and December 31, 2001, NOK 160 million and NOK 247 million were charged against the provision. As of December 31, 2001, all employees related to the 1999 and the 2000 plan had been terminated. These charges are classified mainly as either "Operating expenses" or "Selling, general and administrative expenses".

9. COMMITMENTS AND CONTINGENT LIABILITIES

In 1996 the Directorate - General for Competition of the European Commission, according to EC/EEA competition laws, commenced an investigation of the members of the GFU, including Statoil, relating to the arrangements for the sale of gas from the NCS, including the activities of the GFU. Late in 2000, the European Commission indicated that it may bring proceedings under the EC/EEA competition laws against Statoil and others.

On June 12, 2001, Statoil received a "Statement of Objections" from the European Union's Competition authority. This is the first step in a formal process which can result in a legal proceeding against Statoil that could last for years. The statement from the EU Commission is mainly related to the gas sales organization imposed by Norwegian authorities.

The Norwegian Government has publicly announced that it opposes the statement of objections issued by the European Commission and has been accepted as an interested third party in the case. The Norwegian government submitted its written intervention end October 2002, where it pleaded that the system for sale of natural gas from the NCS was a compulsory system established by the Norwegian authorities in accordance with Norwegian law and that the EU/EEA competition laws thus were not applicable.

Statoil responded in writing to the statement of objections ultimo October 2001. In December 2001 an oral hearing was arranged by the Commission. In the oral hearing, representatives from the Norwegian government and all companies having received the statement of objections made oral pleadings in the case.

Statoil cannot predict the possible content or timing of any final Commission decision. However, if proceedings are commenced, the Commission may adopt a decision prohibiting the sale of gas from the NCS under the former arrangements for the sale of gas from the NCS (including the activities of the GFU), to impose fines, to require Statoil to offer customers with existing gas sales agreements (including long-term take-or-pay agreements) the opportunity to re-negotiate or terminate those agreements and/or to impose other obligations to remedy any adverse effects of the alleged infringement. Any finding of an infringement by Statoil or the EC/EEA competition laws might also result in counter parties to gas sales agreements challenging validity of those agreements and possibly claiming substantial damages. If any action were brought by the Commission, the Company would defend its position vigorously, and the Company believes it has substantial defences.

In addition, during the normal course of its business Statoil is involved in legal proceedings and a number of unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on management's best judgment. Management does not believe that the resolution of these legal proceedings will have a material adverse effect on its financial position, results of operations or cash flows.

10. ASSET IMPAIRMENTS

In the fourth quarter of 2001 a charge of NOK 2 billion before tax (NOK 1.4 billion after tax) was recorded in depreciation, depletion and amortization in the International Exploration and Production segment to write down the Company's 27% interest in the LL652 oil-field in Venezuela to fair value. This write-down is mainly due to a slower-than-expected reservoir repressurization resulting in a reduction in the projected volumes of oil recoverable during the remaining contract period of operation.

HSE ACCOUNTING



TOTAL RECORDABLE INJURY FREQUENCY
12
10
8
6
4
2
0
1ST QR 2000
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001

The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.



SERIOUS INCIDENT FREQUENCY
6
5
4
3
2
1
0
1ST QR 2000
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001

The serious incident frequency specifies the number of incidents with a high loss potential per million working hours.



LOST-TIME INJURY FREQUENCY
4
3
2
1
0
1ST QR 2000
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001

The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included..



OIL SPILLS
150
100
50
0
1ST QR 2000
2ND QR 2000
3RD QR 2000
4TH QR 2000
1ST QR 2001
2ND QR 2001
3RD QR 2001
4TH QR 2001

Oil spills (scm) cover accidental discharges of oil to the external environment. Spills collected on site before reaching the external environment are not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Dated: February 20, 2002

By: [signature]
Name: Eldar Sætre
Title: VP Corporate Control, Planning and Accounting